Filed by TPG Pace Beneficial Finance Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: TPG Pace Beneficial Finance Corp.

Commission File No.: 001-39596

The following press release was issued by TPG Pace Beneficial Finance Corp. on January 6, 2021.

EVBox Group consolidates its global leadership by reaching the milestone of 200,000 installed charge ports worldwide

EVBox Group, the leading provider of flexible and scalable electric vehicle charging solutions, reaches the milestone of 200,000 installed charge ports worldwide. The company celebrated its 10th anniversary in 2020 and a decade of creating innovative charging solutions, expanding its presence around the world, and championing consumer-centric electric vehicle charging policies in Europe.

Libertyville, Ill., January 6, 2021—Despite a global pandemic, EVBox has reached another milestone of its base of installed charge ports. In November 2019, the charging solutions provider announced that it had installed 100,000 charge ports worldwide and marked this turning point by setting up the OneChargerOneTree initiative with a pledge to plant one tree for every new charge port placed. Since then, 100,000 trees have been planted, and a total of 200,000 charge ports have been placed. At the end of last year, EVBox Group announced plans to become a public company via a business combination with TPG Pace Beneficial Finance (NYSE: TPGY), and is expected to be listed on the New York Stock Exchange (NYSE) by late Q1 2021.

Learning from the Covid-19 pandemic

2020 was unpredictable for businesses around the world. The Covid-19 pandemic has caused widespread destruction to livelihoods but has also shown that environmental change is possible and cleaner air is a necessity for the survival of the planet.

The EVBox Mobility Monitor—a piece of market research conducted with Ipsos—shows that European citizens and future EV drivers share this opinion and take environmental matters seriously. Both groups think the adoption of EVs is essential to combatting the climate crisis. There is also a consensus that governmental policies and incentives are key to establishing the charging infrastructure that will facilitate the transition to sustainable transport across the continent.

Celebrating a decade of progress

In 2020, EVBox celebrated its 10th anniversary and fortified its position as an industry leader not only by reaching the milestone of 200,000 globally installed charge ports but by establishing initiatives to prepare all of EVBox Group for a strong 2021 as a public company.

EVBox Group 2020 highlights

•	EVBox Group platform, Everon, launched its new EV Charge App in Europe—a white label mobile app packed with useful features to help businesses attract EV drivers

•	EVBox entered into new agreements with delighted customers and partners, such as FlashParking, Momentum Groups, Scania, Carrefour, The Mobility House, Solar, Severn Trent, and many more

•	EVBox presented its new generation of DC fast charging solutions

•	EVBox announced a new American manufacturing site in Libertyville

•	EVBox delivered the first 20 DC fast chargers to customers in the state of California

•	The EVBox Lab Space officially opened, dedicated to flexible vehicle testing

•	EVBox Group HQ moved to a new office space in Amsterdam

•	EVBox optimized its supply chain to prepare for future growth

•	Continuous investment in EVBox Group’s R&D department

•

EVBox announced plans to become a public company via a business combination with TPG Pace Beneficial Finance and initial investors BlackRock, Inclusive Capital Partners, Neuberger Berman Funds, and Wellington Management

Consumer-centric policies crucial for the adoption of electric mobility

With the interests of EV drivers always in mind, EVBox Group has:

•

joined the EVRoaming Foundation and founded the ChargeUp Europe Alliance together with ChargePoint and Allego to help realize EU policies that support investment in charging infrastructure, remove market barriers, and create a seamless experience for EV drivers.

•	hared more insights about the main barriers and opportunities in electric mobility based on the EVBox Mobility Monitor—an annual market report presenting the needs for EV adoption.

•

converted REVOLUTION conference into a hybrid electric mobility brand—hosting three digital conferences in 2020 and bolstering the REVOLUTION community by continuing to bring cleantech and mobility enthusiasts together.

“In response to many challenges in 2020, we’ve managed to adopt new ways of working across EVBox Group and I’m proud to see that we were able to stay more connected than ever. Reaching the significant number of 200,000 installed charge ports worldwide is a testament to the work we’ve done over the last decade and the work we’re continuing to do. I’m extremely confident that we’ll reach our goal of installing one million charge ports by 2023. Our range of charging solutions lets us constantly meet and exceed the expectations of our partners and customers. In 2021, we’ll enhance our product development as a public company and continue to bring innovative and intelligent charging solutions to the market.”

—	Kristof Vereenooghe (CEO of EVBox Group)

“We’re heartened by the president-elect’s simultaneous commitment to modern, sustainable infrastructure and an equitable clean energy future. Initiatives like the deployment of at least 500,000 new public charging outlets by the end of 2030 through strong federal support will drive the transition to electric transportation, encourage investment in technology, and create millions of clean jobs. At EVBox, we’ll continue to invest in our fast charging production facility in Illinois and are looking forward to supporting the whole EV ecosystem in the US.”

—	Megha Lakhchaura (Director of Public Policy & Utility Programs, North America at EVBox Group)

“Despite Covid-19, last year has been an interesting year for Europe with strengthened emission targets set for the continent’s transport sector and EV sales continuing to boom. At EVBox, we care about promoting policies that put the driver first and help to create an open market model for EV charging in Europe. In March, together with ChargePoint and Allego, we founded ChargeUp Europe—an industry alliance that is growing rapidly and working toward a harmonized pan-European charging infrastructure market. It’s only by building an open and competitive market that we can deliver the best services for EV drivers, as well as infrastructure that’s accessible and user-friendly across Europe.”

—	Koen Noyens (Director of EU Policy at EVBox Group)

About EVBox

Founded in 2010, EVBox Group empowers forward-thinking businesses to build a sustainable future by providing flexible and scalable electric vehicle charging solutions. With its extensive portfolio of commercial and ultra-fast EVBox charging stations, as well as scalable charging management software engineered by Everon, EVBox Group ensures that electric mobility is accessible to everyone.

EVBox Group is a leader in R&D, with facilities across Europe and North America developing groundbreaking electric vehicle charging technology. With offices across the globe, including Amsterdam, Bordeaux, Munich, and Chicago, and strong foundations in dozens of markets, EVBox Group is working to shape a sustainable future of transportation.

In 2021, EVBox Group will become a public company listed on the New York Stock Exchange via a business combination with TPG Pace Beneficial Finance (NYSE: TPGY) and initial investors BlackRock, Inclusive Capital, Neuberger Berman Funds, and Wellington Management.

Contacts

Madeline Ana Vidak

PR & Communications Specialist

madeline.vidak@evbox.com

+31 (0)6 30 71 06 93 (press only)

Job Karstens

Head of Public Relations

job.karstens@evbox.com

+31 (0)6 22 26 55 25 (press only)

Legend Information

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed merger of TPG Pace Beneficial Finance Corp. (the “Company”) into New TPG Pace Beneficial Finance Corp. (“New SPAC”) and the proposed acquisition of the common shares of EV Charged B.V. (“EVBox Group”) by Edison Holdco B.V. (“Dutch Holdco”), Dutch Holdco’s and the Company’s ability to consummate the transaction, the benefits of the transaction and Dutch Holdco’s future financial performance following the transaction, as well as Dutch Holdco’s and the Company’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,”

“believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Dutch Holdco and the Company disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Dutch Holdco and the Company caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Dutch Holdco and the Company. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) risks related to the rollout of EVBox Group’s business and expansion strategy; (4) consumer failure to accept and adopt electric vehicles; (5) overall demand for electric vehicle charging and the potential for reduced demand if governmental rebates, tax credits and other financial incentives are reduced, modified or eliminated; (6) the possibility that EVBox Group’s technology and products could have undetected defects or errors; (7) the effects of competition on EVBox Group’s future business; (8) the inability to successfully retain or recruit officers, key employees, or directors following the proposed business combination; (9) effects on the Company’s public securities’ liquidity and trading; (10) the market’s reaction to the proposed business combination; (11) the lack of a market for the Company’s securities; (12) the Company’s and EVBox Group’s financial performance following the proposed business combination; (13) costs related to the proposed business combination; (14) changes in applicable laws or regulations; (15) the possibility that the novel coronavirus (“COVID-19”) may hinder the Company’s ability to consummate the business combination; (16) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of the Company, Dutch Holdco or EVBox Group; (17) the possibility that the Company or EVBox Group may be adversely affected by other economic, business, and/or competitive factors; and (18) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by the Company. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Dutch Holdco’s and the Company’s expectations and projections can be found in the Company’s initial public offering prospectus, which was filed with the SEC on October 8, 2020. In addition, the Company’s periodic reports and other SEC filings are available publicly on the SEC’s website at http://www.sec.gov.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information For Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, Dutch Holdco will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4, which will include a prospectus of Dutch Holdco and a proxy statement of the Company. Dutch Holdco and the Company also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of the Company. INVESTORS AND SHAREHOLDERS OF THE COMPANY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Dutch Holdco and the Company once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Dutch Holdco, the Company, Engie S.A. (“Engie Parent”) and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the proposed transaction. Information about the directors and executive officers of the Company is set forth in the Company’s initial public offering prospectus, which was filed with the SEC on October 8, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information About the Business Combination and Where to Find It

In connection with the proposed business combination, Dutch Holdco will file a registration statement on Form F-4 and the related proxy statement/prospectus with the SEC. Additionally, Dutch Holdco and the Company will file other relevant materials with the SEC in connection with the proposed merger of the Company into New SPAC and the proposed acquisition from Engie Parent of the common shares of EVBox Group by Dutch Holdco. The materials to be filed by Dutch Holdco and the Company with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of the Company are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Dutch Holdco, the Company, Engie Parent and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of the Company’s executive officers and directors in the solicitation by reading the Company’s initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the proxy statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.